[On Chapman and Cutler LLP Letterhead]

July 30, 2012

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust V
File Nos. 811-21979 and 333-138592

Dear Mr. Brown:

This letter responds to your comments given during a phone conversation regarding the registration statement filed on Form N-1A for Nuveen Investment Trust V (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on April 23, 2012, which relates to two new series of the Trust, Nuveen Gresham Diversified Commodity Strategy Fund (the “Diversified Commodity Fund”) and Nuveen Gresham Long/Short Commodity Strategy Fund (the “Long/Short Commodity Fund”) (collectively, the “Funds” and individually, a “Fund”).

COMMENTS APPLICABLE TO BOTH FUNDS

PROSPECTUS

COMMENT 1 – FUND SUMMARY – ANNUAL FUND OPERATING EXPENSES

Please confirm that each Fund does not expect to have acquired fund fees and expenses that exceed 0.01% of the Fund’s net assets. If a Fund does expect to have acquired fund fees and expenses that exceed 0.01% of the Fund’s net assets, please add the appropriate line item to the applicable Fund’s Annual Fund Operating Expenses table.

RESPONSE TO COMMENT 1

Neither Fund expects to have acquired fund fees and expenses that exceed 0.01% of the Fund’s net assets. To the extent that a Fund will have acquired fund fees and expenses that exceed 0.01% of the Fund’s net assets, the Fund will add a separate line item under the applicable Fund’s Annual Fund Operating Expenses table.

COMMENT 2 – FUND SUMMARY – ANNUAL FUND OPERATING EXPENSES

In footnote one to the Annual Fund Operating Expenses table, please define “CDSC” has not been defined.

RESPONSE TO COMMENT 2

The disclosure has been revised to state “The contingent deferred sales charge on….”

COMMENT 3 – FUND SUMMARY – ANNUAL FUND OPERATING EXPENSES

Please confirm that the Board of Trustees of the Funds does not currently intend to terminate the expense limitation within one year from the date of the prospectus.

RESPONSE TO COMMENT 3

We confirm that the Board of Trustees of the Funds does not currently intend to terminate the expense limitation within one year from the date of the prospectus.

COMMENT 4 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES – COMMODITY INVESTMENTS

In the third sentence of the first paragraph, please clarify the meaning of the phrase “…the subject of commodity investing.”

RESPONSE TO COMMENT 4

The sentence has been revised to state “The Fund may also invest in commodity-linked forward contracts, notes, swap agreements and other derivative investments that provide exposure to commodities.”

COMMENT 5 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES – COMMODITY INVESTMENTS

Each Fund states that it will invest primarily in a diversified portfolio of commodity futures contracts and fixed income investments under normal market conditions. In addition, each Fund expects to primarily gain exposure to commodity-linked derivative instruments by investing in either the Gresham Diversified Commodity Fund Ltd. or Gresham Long/Short

Commodity Fund Ltd. (each referred to herein as a “Subsidiary” and collectively referred to herein as the “Subsidiaries”). However, each Fund will only invest up to 25% of its net assets in its Subsidiary. Please explain how each Fund’s limited investment in its Subsidiary will allow the Fund to gain exposure to the commodity positions with an aggregate notional value substantially equal to 100% of the Fund’s net assets.

RESPONSE TO COMMENT 5

The following has been added to the end of the first paragraph: “The Fund intends to invest up to 25% of its net assets in the Subsidiary, which in turn invests in a diversified portfolio of exchange-traded commodity futures contracts. Because commodity futures contracts provide notional exposure that greatly exceeds the margin requirements for such positions, the Subsidiary will be able to use this small portion of the Fund’s net assets to gain exposure to commodity futures contracts with an aggregate notional value substantially equal to 100% of the Fund’s net assets.”

COMMENT 6 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES – COMMODITY INVESTMENTS

With respect to each Fund’s investment in its Subsidiary, please explain or confirm the following:

a)	Confirm whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Sections 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”);

b)	Confirm whether the Subsidiary will comply with the requirements in Sections 10 and 16 of the 1940 Act relating to the composition of its board of directors;

c)	Confirm that the Subsidiary and the Fund will meet the requirements of the 1940 Act on a consolidated basis, specifically, Section 8 regarding investment policies and restrictions, Section 17 regarding affiliated transactions and custody, Section 18 regarding capital structure and leverage, and the 1940 Act requirements for pricing and accounting;

d)	Confirm that the Subsidiary’s board of directors will be signatories to the Funds’ registration statement and any subsequent pre-effective and post-effective amendments;

e)	Confirm whether the Subsidiary will have the same independent registered public accounting firm, transfer agent and custodian as the Fund;

f)	Confirm that the Subsidiary’s financial statements will be audited and filed with a regulatory body;

g)	Explain whether Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors”) will be able to increase the advisory fee payable by the Subsidiary without shareholder approval;

h)	Explain whether the investment in the Subsidiary is considered a liquid investment;

i)	Explain whether the transactions between the Subsidiary and the Fund implicate Section 17(d) of the 1940 Act;

j)	Confirm that the Subsidiary and its board of directors have agreed to service of process within the United States;

k)	Confirm that the Fund will not convey or sell the shares of the Subsidiary;

l)	Confirm that the Subsidiary will hold duplicate copies of the books and records of the Fund and that the Commission will be able to inspect such books and records; and

m)	Confirm that the Fund will have a separate line item for the expenses of the Subsidiary in its Annual Fund Operating Expenses table.

RESPONSE TO COMMENT 6

a)	Each Subsidiary will enter into an investment advisory agreement with Nuveen Fund Advisors and an investment sub-advisory agreement with Gresham which satisfy the requirements of Section 15(a) of the 1940 Act.

b)	Each Subsidiary’s board is comprised entirely of directors who are independent of Nuveen Fund Advisors. At all times following commencement of Fund operations, each Fund will own 100% of its respective Subsidiary, and in its capacity as sole shareholder, will have the authority to remove and appoint the directors to the Subsidiary’s board consistent with the requirements in Sections 10 and 16.

c)	Each Fund and its respective Subsidiary will meet the requirements of the 1940 Act on a consolidated basis, including, Section 8 regarding investment policies and restrictions, Section 17 regarding affiliated transactions and custody, Section 18 regarding capital structure and leverage, and the 1940 Act requirements for pricing and accounting.

d)	Each Fund will in the future have the directors of its respective Subsidiary sign the Fund’s registration statement.

e)	The Subsidiaries will have the same independent registered public accounting firm, transfer agent and custodian as the Funds.

f)	Each Fund and its respective Subsidiary will have consolidated financial statements and, therefore, will be audited by a registered public accounting firm filed with the Commission in accordance with federal securities laws.

g)	The Subsidiaries do not pay a management fee to Nuveen Fund Advisors. Nuveen Fund Advisors will not implement an advisory fee payable by a Subsidiary without approval of the shareholders of the respective Fund.

h)	As disclosed in the Funds’ statutory prospectus, each Fund wholly-owns and controls its respective Subsidiary, and each Fund will consider assets of its Subsidiary to be assets of the Fund for purposes of monitoring compliance with the 1940 Act and the Fund’s investment restrictions, including restrictions on illiquid investments. Please also note that each Fund will have the right to redeem its shares of its Subsidiary on a daily basis.

i)	Each Fund does not believe transactions between itself and its respective Subsidiary implicate Section 17(d) of the 1940 Act in light of Rule 17d-1(d)(5), which exempts transactions between the Fund and a “portfolio affiliate” of the Fund from the requirements of Section 17(d), provided that certain parties related to the Fund do not have a “financial interest” in such transactions. Because each Fund wholly-owns and controls its Subsidiary, and because each Subsidiary is not otherwise affiliated with the Funds, each Fund considers its Subsidiary to be a portfolio affiliate (as that term is defined in Rule 17d-1(d)(5)). In addition, neither the Funds’ adviser or other parties specified in the rule have a financial interest (as that term is defined in Rule 17d-1(d)(5)) in transactions between a Fund and its Subsidiary.

j)	Each Subsidiary and its board of directors have agreed to service of process within the United States and will designate an agent for service of process within the United States.

k)	Each Fund will not convey or sell shares of its Subsidiary to another party, provided, each Fund may periodically redeem shares of its Subsidiary.

l)	Each Subsidiary will hold duplicate copies of the books and records of the Fund and each Subsidiary and its board of directors have agreed to inspection of such books and records by the Commission.

m)	Each Fund will have a separate line item for the expenses of its Subsidiary in its Annual Fund Operating Expenses table.

COMMENT 7 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

Please explain whether there are any differences in the fundamental and non-fundamental policies of the Funds and the Subsidiaries.

RESPONSE TO COMMENT 7

The Subsidiaries have the same investment objective as the Funds, but unlike the Funds, they may invest without limitation in commodity-linked derivative instruments. The Funds and the Subsidiaries, to the extent applicable, are otherwise subject to, and will comply with, the same fundamental and non-fundamental investment restrictions.

COMMENT 8 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES – FIXED INCOME INVESTMENTS

Please explain why the second sentence references long-term debt ratings if the Funds may only invest in short-term debt securities.

RESPONSE TO COMMENT 8

The disclosure references long-term debt ratings because the Funds may invest in long-term debt whose remaining time until maturity would be considered short-term. In such cases, the debt security’s rating would be its long-term debt rating.

COMMENT 9 – FUND SUMMARY – PRINCIPAL RISKS – COMMODITY RISK

The statement that “[s]uch leverage creates an opportunity for increased return” in the last sentence is not a risk and should be removed from the risk section.

RESPONSE TO COMMENT 9

The disclosure has been revised in accordance with this comment.

COMMENT 10 – FUND SUMMARY – PRINCIPAL RISKS – DERIVATIVES RISK

Please review each Fund’s disclosure regarding derivatives in light of the observations made in the Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “ICI Letter”), available at the Commission’s website.

RESPONSE TO COMMENT 10

The Funds believe the disclosure, including risks, relating to their use of derivatives adheres to the observations in the ICI Letter.

COMMENT 11 – FUND SUMMARY – PRINCIPAL RISKS – SUBSIDIARY RISK

The second sentence states that “[t]he investments held by the Subsidiary are generally similar to those that are permitted to be held by the Fund….” Please explain the extent to which the investments of each Fund and its respective Subsidiary differ.

RESPONSE TO COMMENT 11

The Funds and the Subsidiaries may invest in the same commodity-linked derivative instruments. The first two sentences of this section have been revised to read as follows:

By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments in commodity-linked derivative instruments. The commodity-linked derivative instruments held by the Subsidiary are the same as those permitted to be held by the Fund and are subject to the same risks that apply if held directly by the Fund.

COMMENT 12 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUNDS

The fourth paragraph states that Gresham Investment Management LLC (“Gresham”) is an affiliate of Nuveen Fund Advisors. Please disclose to the Securities and Exchange Commission’s staff (the “Staff”) when Gresham became an affiliate of Nuveen Fund Advisors. In addition, please provide disclosure about Gresham’s experience as an investment adviser.

RESPONSE TO COMMENT 12

Nuveen Investments, Inc. (“Nuveen”), the parent of Nuveen Fund Advisors, acquired a 60% interest in Gresham on December 31, 2011. Disclosure has been added to the registration statement describing Gresham’s experience as an investment adviser.

COMMENT 13 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUNDS – HOW GRESHAM HAS PERFORMED – TAP

Please disclose that the composite is only relevant to the Diversified Commodity Fund and not the Long/Short Commodity Fund. In addition, please disclose that the TAP® Composite is only relevant with respect to the portion of the Fund’s assets managed by Gresham.

RESPONSE TO COMMENT 13

The disclosure has been revised in accordance with this comment.

COMMENT 14 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUNDS – HOW GRESHAM HAS PERFORMED – TAP

In the last sentence of the first paragraph, please revise the disclosure to read: “You cannot invest directly in this index.”

RESPONSE TO COMMENT 14

The disclosure has been revised in accordance with this comment.

COMMENT 15 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUNDS – MANAGEMENT OF THE SUBSIDIARIES

The disclosure states that the Subsidiaries have entered into separate contracts for the provision of custody, transfer agency and audit services. Please disclose whether the Funds will indirectly bear these costs through their ownership of the Subsidiaries.

RESPONSE TO COMMENT 15

The disclosure has been revised in accordance with this comment.

COMMENT 16 – HOW WE MANAGE YOUR MONEY – MORE ABOUT OUR INVESTMENT STRATEGIES – COMMODITY INVESTMENTS

The use of the word “may” in the first sentence is not appropriate with respect to the Subsidiaries, as they will invest principally in commodity-linked derivative instruments. Please revise the disclosure accordingly.

RESPONSE TO COMMENT 16

The disclosure has been revised in accordance with this comment.

COMMENT 17 – HOW WE MANAGE YOUR MONEY – MORE ABOUT OUR INVESTMENT STRATEGIES – FIXED INCOME INVESTMENTS

In the third sentence, please add the word “by” after “maintained.”

RESPONSE TO COMMENT 17

The disclosure has been revised in accordance with this comment.

COMMENT 18 – HOW WE MANAGE YOUR MONEY – MORE ABOUT OUR INVESTMENT STRATEGIES – WHEN-ISSUED OR DELAYED-DELIVERY TRANSACTIONS

Please relocate the second sentence to the risk factors section.

RESPONSE TO COMMENT 18

The disclosure has been revised in accordance with this comment.

COMMENT 19 – HOW WE MANAGE YOUR MONEY – WHAT THE RISKS ARE – PRINCIPAL RISKS – DERIVATIVES RISK

In the fourth paragraph, please revise the disclosure to note that only the Long/Short Commodity Fund will hold short positions.

RESPONSE TO COMMENT 19

The disclosure has been revised in accordance with this comment.

COMMENT 20 – HOW WE MANAGE YOUR MONEY – WHAT THE RISKS ARE – SUBSIDIARY RISK

Please insert a paragraph break before “Subsidiary risk.”

RESPONSE TO COMMENT 20

The disclosure has been revised in accordance with this comment.

COMMENT 21 – HOW YOU CAN BUY AND SELL SHARES – HOW TO SELL SHARES – REDEMPTIONS IN-KIND

Please provide one example of an unusual condition that would make cash payment unwise and would result in in-kind redemptions being made for the protection of existing shareholders. In addition, please provide a full discussion of the unusual conditions in the Statement of Additional Information (“SAI”).

RESPONSE TO COMMENT 21

Upon further consideration, the Funds will not reserve the right to redeem in-kind and have deleted references to in-kind redemptions.

COMMENT 22 – GENERAL INFORMATION – NET ASSET VALUE

Please revise the disclosure to make clear that the Board of Trustees maintains ultimate responsibility for valuing the Funds’ portfolio securities.

RESPONSE TO COMMENT 22

The disclosure has been revised in accordance with this comment to state: “All valuations are subject to review by the Funds’ Board of Trustees or its designee, however, the Board of Trustees retains oversight responsibility for the valuation of the Funds’ assets.”

COMMENT 23 – GENERAL INFORMATION – NET ASSET VALUE

In the third paragraph, please provide disclosure regarding the effects of fair value pricing.

RESPONSE TO COMMENT 23

The following has been added at the end of the third paragraph: “A security that is fair valued may be valued at a price higher or lower than actual market quotations, the last price determined by the pricing service, the last bid or ask price in the market or the value determined by other funds using their own fair valuation procedures.”

COMMENT 24 – GLOSSARY OF INVESTMENT TERMS

Please include definitions for “forward contracts” and “structured notes.”

RESPONSE TO COMMENT 24

The definitions for “forward contracts” and “structured notes” have been included.

Statement of Additional Information

COMMENT 25 – INVESTMENT RESTRICTIONS

For those investment restrictions that reference the limitations of the 1940 Act, summarize the restrictions of the 1940 Act and any applicable exemptive relief. Also disclose if the Funds have applied for any exemptive orders, and disclose that any exemptive orders applied for are not guaranteed to be granted.

RESPONSE TO COMMENT 25

The SAI has been revised to reflect this comment by adding the following disclosure:

“For purposes of applying the limitation set forth in numbers 1 and 2 above, under the 1940 Act as currently in effect, a Fund is not permitted to issue senior securities, except that a Fund may borrow from any bank if immediately after such borrowing the value of the Fund’s total assets is at least 300% of the principal amount of all of the Fund’s borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund’s total assets). In the event that such asset coverage shall at any time fall below 300%, a Fund shall, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowing shall be at least 300%.

For purposes of applying the limitation set forth in number 6 above, there are no limitations with respect to unsecured loans made by a Fund to an unaffiliated party. However, when a Fund loans its portfolio securities, the obligation on the part of the Fund to return collateral upon termination of the loan could be deemed to involve the issuance of a senior security within the meaning of Section 18(f) of the 1940 Act. In order to avoid violation of Section 18(f), a Fund may not loan portfolio securities if, as a result, more than one-third of its total asset value (at market value computed at the time of making a loan) would be on loan.”

Additionally, the Funds have not applied for any exemptive orders.

COMMENT 26 – INVESTMENT RESTRICTIONS

The seventh restriction under the second paragraph states that “each Fund may invest 25% or more of its total assets in investments that provide exposure to the group of industries that comprise the commodities sector…” (emphasis added). The Staff has long held the position that the reservation of freedom of action to concentrate pursuant to management’s discretion violates Sections 8(b)(1) and 13(a)(3) of the 1940 Act. Please revise accordingly.

RESPONSE TO COMMENT 26

The Funds do not believe that investments in commodity-linked derivative instruments constitute investments in a particular industry or group of industries. Accordingly, the cited language has been removed.

COMMENT 27 – INVESTMENT POLICIES AND TECHNIQUES – DERIVATIVE INSTRUMENTS – REGULATION OF FUTURES AND OPTIONS TRANSACTIONS

In the second sentence of the first paragraph, please revise the disclosure to read: “…which, when effective, likely will subject the Funds….”

RESPONSE TO COMMENT 27

The disclosure has been revised in accordance with this comment.

COMMENT 28 – INVESTMENT POLICIES AND TECHNIQUES – DERIVATIVE INSTRUMENTS – STRUCTURED NOTES

The fourth sentence appears to indicate that a structured note is a type of money market instrument. Please revise this disclosure.

RESPONSE TO COMMENT 28

The disclosure has been revised in accordance with this comment.

COMMENT 29 – INVESTMENT POLICIES AND TECHNIQUES – DERIVATIVE INSTRUMENTS – RISKS AND SPECIAL CONSIDERATIONS CONCERNING DERIVATIVES

Please review the disclosure in light of the observations made in the ICI Letter referenced in Comment 10.

RESPONSE TO COMMENT 29

The Fund believes the disclosure, including risks, relating to its use of derivatives adheres to the observations in the ICI Letter.

COMMENT 30 – INVESTMENT POLICIES AND TECHNIQUES – DERIVATIVE INSTRUMENTS – RISKS AND SPECIAL CONSIDERATIONS CONCERNING DERIVATIVES – (8) REGULATORY RISK

Please revise this disclosure to include a discussion regarding the implications of recent amendments to Rule 4.5 under the Commodity Exchange Act for the Funds.

RESPONSE TO COMMENT 30

The disclosure has been revised in accordance with this comment.

COMMENT 31 – INVESTMENT POLICIES AND TECHNIQUES – ILLIQUID SECURITIES

The last sentence of the second paragraph states that a Fund “will take such steps as is deemed advisable, if any, to protect liquidity” if more than 15% of the value of its net assets are invested in illiquid securities. Please provide examples of steps that a Fund may take.

RESPONSE TO COMMENT 31

The sentence has been revised to state: “If, through the appreciation of illiquid securities or the depreciation of liquid securities, a Fund should be in a position where more than 15% of the value of its net assets are invested in illiquid securities, including restricted securities which are not readily marketable, the Fund will reduce its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.”

COMMENT 32 – MANAGEMENT

Under the heading “Other Directorships Held by Trustee During Past Five Years” in the Management Table, please change “N/A” to “None.”

RESPONSE TO COMMENT 32

The disclosure has been revised in accordance with this comment.

COMMENT 33 – MANAGEMENT – SHARE OWNERSHIP

In the third paragraph, please confirm whether the reference to “January 3, 2012” is accurate.

RESPONSE TO COMMENT 33

The disclosure has been revised to provide information as of January 31, 2012.

COMMENT 34 – SERVICE PROVIDERS – INVESTMENT ADVISER

Please revise the footnote to the table disclosing the breakpoint levels for the annual complex-level management fee to more clearly define eligible assets.

RESPONSE TO COMMENT 34

The disclosure has been revised in accordance with this comment.

COMMENT 35 – SERVICE PROVIDERS – SUB-ADVISERS

In the first sentence, please revise “commodity” to “commodity-linked.”

RESPONSE TO COMMENT 35

The disclosure has been revised in accordance with this comment.

COMMENT 36 – SERVICE PROVIDERS – PORTFOLIO MANAGERS – CONFLICTS OF INTEREST

In the second sentence, please provide a brief description of the “‘Near-Term Active’ implementation methodology.”

RESPONSE TO COMMENT 36

The disclosure has been revised in accordance with this comment.

COMMENT 37 – TAX MATTERS – IN-KIND DISTRIBUTIONS

Please describe the circumstances under which an investor may receive an in-kind distribution of Fund securities. Please see Comment 21.

RESPONSE TO COMMENT 37

As noted in Comment 21, the Funds will not permit in-kind distributions and the related disclosure has been deleted.

COMMENT 38 – TAX MATTERS – INVESTMENT IN THE SUBSIDIARIES

Please disclose whether the Funds have received guidance from the Internal Revenue Service (“IRS”) with respect to repatriated income mentioned in the fourth sentence. If not, disclose that the Funds have not received such guidance. Additionally, please disclose the other means of ensuring compliance with tax requirements applicable to regulated investment companies noted in the seventh sentence.

RESPONSE TO COMMENT 38

The Funds have not received guidance from the IRS as to whether the income received from the Subsidiaries constitutes “qualifying income” under Subchapter M of the Internal Revenue Code. Section 851(b) of the Code specifically provides that the income received from a controlled foreign corporation (“CFC”) by a regulated investment company (“RIC”) will be considered qualifying income if it is distributed from the CFC in the year earned. The CFC has been structured and will be operated consistent with this statutory provision. The disclosure has been revised in accordance with this comment.

COMMENT 39 – PURCHASE AND REDEMPTION OF FUND SHARES – DISTRIBUTION ARRANGEMENTS

In the first sentence of the second paragraph, please make the clause “the Distributor may also act as a Dealer” a separate sentence.

RESPONSE TO COMMENT 39

The disclosure has been revised in accordance with this comment.

COMMENTS APPLICABLE TO THE DIVERSIFIED COMMODITY FUND ONLY

PROSPECTUS

COMMENT 40 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUNDS – HOW GRESHAM HAS PERFORMED – TAP

In the second to last sentence of the first paragraph, the prospectus states that the historical performance provided is for the Diversified Commodity Fund’s primary benchmark. Please disclose to the Staff the Fund’s other benchmarks and explain why the primary benchmark is the appropriate one for the Fund.

RESPONSE TO COMMENT 40

The Diversified Commodity Fund’s only benchmark is the Dow Jones-UBS Commodities Index (“DJ-UBSCI”). Accordingly, the word “primary” has been removed from the cited language. The DJ-USBCI is an unmanaged index that seeks to provide broadly diversified representation of commodity markets as an asset class. The index is comprised of exchange-traded futures contracts on physical commodities and currently reflects exposure to 20 commodities. Commodity weightings are based on production and liquidity, subject to weighting restrictions applied annually such that no related group of commodities constitutes more than 33% of the index and no single commodity constitutes more than 15% or less than 2% of the index. Between rebalancings, weightings may fluctuate to levels outside these limits. The DJ-UBSCI is a widely used benchmark for funds with investment strategies similar to the Fund; 20 of 28 mutual funds comprising Morningstar’s Broad Basket Commodities category employ the DJ-UBSCI as their primary benchmark.

COMMENT 41 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUNDS – HOW GRESHAM HAS PERFORMED – TAP

In the last sentence of the first paragraph, please revise the disclosure to read: “You cannot invest directly in this index.”

RESPONSE TO COMMENT 41

The disclosure has been revised in accordance with this comment.

COMMENTS APPLICABLE TO THE LONG/SHORT COMMODITY FUND ONLY

PROSPECTUS

COMMENT 42 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES – COMMODITY INVESTMENTS

Please clarify the disclosure in the second sentence of the second paragraph by providing a plain English narrative.

RESPONSE TO COMMENT 42

The disclosure has been revised in accordance with this comment.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren